Shareholder meeting results (Unaudited)
June 24, 2011 meeting

A proposal to approve a new management contract providing for a change in your funds performance index was approved as follows:


Votes for     Votes against Abstentions Broker non votes
13,953,842     653,927          589,200           0

A proposal to approve an amendment to your funds fundamental investment restriction relating to the acquisition of voting securities of any issuer was approved as follows:

Votes for     Votes against Abstentions Broker non votes
13,832,543      712,060        652,365          0


All tabulations are rounded to the nearest whole number.